Exhibit 99.1

CONTACT INFORMATION:
USA:	Asia:
Phil O’Shaughnessy (408) 546-6773	Wynne Leong (65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

CREATIVE ANNOUNCES Q4 FY08 FINANCIAL RESULTS

SINGAPORE – Aug. 6, 2008 – Creative Technology Ltd, a worldwide leader in digital entertainment products, today announced financial results for the fourth quarter of the Company’s 2008 fiscal year and for the full 2008 fiscal year, ended June 30, 2008. All financial results are stated in U.S. dollars.

Revenues for the fourth quarter were $139.5 million, compared to revenues of $165.2 million for the same quarter last year. Revenues for the 2008 fiscal year were $736.8 million, compared to revenues of $914.9 million for the previous fiscal year.

For the fourth quarter, the Company incurred a net loss of $31.7 million, with a loss per share of $0.40. These results include restructuring charges of $11.7 million or $0.15 per share. This compares to a net loss of $19.3 million, with a loss per share of $0.23, including restructuring charges of $2.4 million for the same period last year. For the 2008 fiscal year, the Company incurred a net loss of $19.7 million, with a loss per share of $0.24. This compares to net income of $28.2 million, with earnings per share of $0.34 for the previous fiscal year. The results for the previous fiscal year include a $100 million paid-up license from Apple for its use of the ZEN Patent in its products.

“Through our restructuring efforts in the fourth quarter, we have significantly reduced our going-forward operating expenses. We are targeting operating expenses in the current quarter to come in about 10 to 15 percent less than our fourth quarter,” said Craig McHugh, president and COO of Creative Labs, Inc. “We are expecting revenues of approximately $130 to $140 million in the current period. Due to adverse macroeconomic conditions which we see continuing through our fiscal Q2 and because we may be de-emphasizing some of our underperforming businesses, we are projecting lower year-over-year revenues.”

During the fourth quarter, Creative completed its previously announced sale and leaseback of the Creative Resource building in Singapore. The sale price for the transaction was S$246.8 million (US$181.4 million), with a leaseback of the whole building for a period of five years with an option for additional periods of three and two years. Creative made a gain on the sale of the property of US$147.9 million from this transaction. In accordance with US GAAP, this amount is treated as a deferred gain and will be amortized and recognized in the Company’s Income Statements over the lease term of five years.

After the close of the quarter, Creative paid $100 million for the full repayment of the outstanding amount of its syndicated term loan. This transaction will be reflected in the Company’s Balance Sheet for the current quarter.

Share Buyback Program

During the fourth quarter, Creative purchased 2.5 million shares under its share buyback program at an average price of $4.79.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements, including statements relating to Creative’s gross margins, operating expenses, restructuring charges and profitability. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2007 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$ ’000, except per share data)

	(Unaudited)
	June 30, 2008	June 30, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$408,644	$250,480
Accounts receivable, net	82,554	110,520
Inventory	99,788	134,911
Other assets and prepaids	59,342	40,308

Total current assets	650,328	536,219

Property and equipment, net	34,243	97,696
Investments	37,247	80,121
Other non-current assets	49,426	8,997

Total Assets	$771,244	$723,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$66,507	$66,778
Deferred gains	29,582	—
Accrued liabilities	91,826	92,898
Income taxes payable	20,990	21,349
Current portion of long term obligations and others	100,019	3,934

Total current liabilities	308,924	184,959

Long term obligations	13,929	129,131
Deferred gains	118,330	—
Minority interest in subsidiaries	378	373
Total shareholders’ equity	329,683	408,570

Total Liabilities and Shareholders’ Equity	$771,244	$723,033

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ ’000, except per share data) (Unaudited)

	Three months ended June 30,		Twelve months ended June 30,
	2008	2007	2008	2007
Sales, net	$139,453	$165,210	$736,848	$914,906
Cost of goods sold	111,320	132,040	573,608	737,203

Gross profit	28,133	33,170	163,240	177,703

Operating expenses:
Selling, general and administrative	33,661	36,466	141,148	175,180
Research and development	16,884	14,790	63,872	63,646
One Time Charge	9,666	—	9,666	—
Chairman’s gift of shares to employees	802	—	3,774	—

Total operating expenses	61,013	51,256	218,460	238,826

Operating loss	(32,880)	(18,086)	(55,220)	(61,123)
Gain (loss) from investments, net	462	(112)	18,761	(1,880)
Interest income	2,173	2,652	10,679	9,916
Interest expense	(1,034)	(1,698)	(5,644)	(10,245)
Others	160	2,819	13,424	114,622

(Loss) income before income taxes and minority interest	(31,119)	(14,425)	(18,000)	51,290
Income tax expense	(600)	(4,889)	(1,735)	(23,918)
Minority interest in loss	—	2	1	817

Net (loss) income	$(31,719)	$(19,312)	$(19,734)	$28,189

Basic (losses) earnings per share:	$(0.40)	$(0.23)	$(0.24)	$0.34
Weighted average ordinary shares outstanding (’000)	78,493	83,608	81,564	83,452
Diluted (losses) earnings per share:	$(0.40)	$(0.23)	$(0.24)	$0.34
Weighted average ordinary shares and equivalents outstanding (’000)	78,493	83,608	81,564	83,913

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$ ’000)

(Unaudited)

	Twelve Months Ended June 30,
	2008	2007
Cash flows from operating activities:
Net (loss) income	$(19,734)	$28,189
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of fixed assets	9,720	15,334
Amortisation of intangible assets	303	1,451
Deferred share compensation amortization	1,568	1,684
Minority interest in loss	(1)	(817)
Equity share in loss of unconsolidated investments	2,458	1,231
Gain on disposal of fixed assets	(176)	(2,088)
Write downs of investments and other non-current assets	15,636	1,713
Gain from investments, net	(8,732)	(93)
(Gain) loss on disposal of subsidiaries	(8,984)	419
Deferred income taxes, net	187	834
Gain on disposal of interests in associated companies	(16,681)	—
Foreign currency exchange gain	(8,048)	(5,825)
Dividend income	(1,691)	(1,463)
Chairman’s gift of shares to employees	3,774	—
Gain on issue of treasury shares	(5)	—
Changes in assets and liabilities, net:
Accounts receivable	74,417	22,482
Inventory	3,358	100,031
Other assets and prepaids	(63,521)	12,675
Accounts payable	14,650	(38,145)
Accrued and other liabilities	342	(7,792)
Income taxes	609	2,419

Net cash (used in) provided by operating activities	(551)	132,239

Cash flows from investing activities:
Capital expenditures, net	(12,585)	(6,026)
Proceeds from sale of fixed assets	181,599	4,276
Proceeds from disposal of interests in associated companies	14,648	—
Proceeds from sale of investments	29,038	121
Proceeds from sale of subsidiaries	9,324	—
Purchase of investments	(9,528)	(1,744)
Increase in other non current assets, net	(2,262)	(912)
Dividend income received	1,691	1,463

Net cash provided by (used in) investing activities	211,925	(2,822)

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	97	1,612
Purchase of treasury shares	(32,196)	—
Repayments of debt obligations	(19,794)	(78,917)
Repayments of capital leases	(17)	(954)
Dividends paid to ordinary shareholders	(11,528)	(20,855)
Dividends paid to minority interest	—	(400)

Net cash used in financing activities	(63,438)	(99,514)

Net increase in cash and cash equivalents	147,936	29,903
Effects of exchange rate changes on cash and cash equivalents	10,228	6,582
Cash and cash equivalents at beginning of year	250,480	213,995

Cash and cash equivalents at end of the year	$408,644	$250,480

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ’000	Treasury Shares ’000	Ordinary Shares $’000	Treasury Shares $’000	Other Reserves $’000	Unrealised Holding Gains (Losses) on Investments $’000	Accumulated (Losses) Retained Earnings $’000	Total $’000
Q408
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options plans	4	—	14	—	—	—	—	14
Chairman’s gift of shares to employees	—	—	—	—	3,774	—	—	3,774
Purchase of treasury shares	—	(7,000)	—	(32,196)	—	—	—	(32,196)
Utilization of treasury shares for shares issued under employee option plans	—	19	—	83	(5)	—	—	78
Dividends paid	—	—	—	—	—	—	(11,528)	(11,528)
Amortization of deferred share compensation	—	—	—	—	1,568	—	—	1,568
Comprehensive loss	—	—	—	—	—	(20,863)	(19,734)	(40,597)

Balance at June 30, 2008	83,626	(6,981)	300,100	(32,113)	59,286	3,377	(967)	329,683

Q407
Balance at July 1, 2006	83,271	—	298,474	—	52,265	19,453	22,961	393,153
Shares issued under employee options plans	351	—	1,612	—	—	—	—	1,612
Dividends paid	—	—	—	—	—	—	(20,855)	(20,855)
Amortization of deferred share compensation	—	—	—	—	1,684	—	—	1,684
Comprehensive income	—	—	—	—	—	4,787	28,189	32,976

Balance at June 30, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2008	2008	2007
Revenue by geographical region:
Americas	34%	29%	30%
Europe	40%	46%	47%
Asia and rest of the world	26%	25%	23%

Revenue by product category:
Personal Digital Entertainment	50%	47%	57%
Audio	13%	16%	15%
Speakers and Headphones	28%	28%	21%
Others	9%	9%	7%